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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
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                               SCHEDULE 14D-1
                           Tender Offer Statement
    Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                             (Amendment No. 9)
                                    and
                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 9)
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                    UNION TEXAS PETROLEUM HOLDINGS, INC.
                         (Name of Subject Company)
                        ---------------------------

                           VWK ACQUISITION CORP.
                         ATLANTIC RICHFIELD COMPANY
                                 (Bidders)
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                  Common Stock, Par Value $0.05 Per Share
          (including the associated Common Stock Purchase Rights)
                       (Title of Class of Securities)
                        ---------------------------

                                 90864010 5
                   (CUSIP Number of Class of Securities)
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                            Diane A. Ward, Esq.
                           VWK Acquisition Corp.
                       c/o Atlantic Richfield Company
                          515 South Flower Street
                           Los Angeles, CA 90071
                               (213) 486-2808
              (Name, Address and Telephone Number of Persons
  Authorized to Receive Notices and Communications on Behalf of Bidders)
                        ---------------------------

                                 Copies to:
                             Richard Hall, Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                          New York, New York 10019
                               (212) 474-1000

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          Atlantic Richfield Company ("ARCO") and VWK Acquisition
Corp. (the "Purchaser") hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 and Schedule 13D, originally filed on May 8, 1998, as amended by Amendment Nos. 1, 2, 3, 4, 5, 6, 7 and 8 filed on May 12, May 18, May 20, June 3, June 8, June 9, June 15 and June 16, 1998, respectively (as amended, the "Original Filing"), with respect to the offer (the "Offer") by the Purchaser to purchase all outstanding shares of Common Stock, par value $0.05 per share (the "Common Stock"), of Union Texas Petroleum Holdings, Inc., a Delaware corporation (the "Company"), as set forth in this Amendment No. 9. Capitalized terms used and not defined herein shall have the meanings given to them in the Original Filing.

Item 6.   Interest in Securities of Subject Company.

          The Purchaser has accepted and paid for a total of 84,310,815 Shares. The Purchaser has accepted and paid for a total of 1,649,500 Preferred Shares pursuant to the Preferred
Offer.

Item  10. Additional Information.

          The Offer expired, as scheduled, at 5:00 p.m., Eastern
Daylight Time, on Monday, June 15, 1998. The Preferred Offer expired, as scheduled, at 5:00 p.m., New York City Time, on Friday, June 19, 1998.


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                            SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 25, 1998


                              VWK ACQUISITION CORP.

                              By: /s/ Terry G. Dallas
                                 -------------------------------
                                 Name:  Terry G. Dallas
                                 Title: President


                              ATLANTIC RICHFIELD COMPANY

                              By: /s/ Terry G. Dallas
                                 -------------------------------
                                 Name:  Terry G. Dallas
                                 Title: Senior Vice President
                                          and Treasurer